Exhibit 4.15

BASIC AGREEMENT

(Reference PSI/BA/210898)

For the backend processing of semiconductor devices

Between

PSi Technologies, Inc.

Electronics Avenue,

FTI Complex, Taguig,

Metro Manila, Philippines.

-hereinafter referred to as “Supplier”-

and

Siemens Aktiengesellschaft, Berlin and Munchen

Federal Republic of Germany

-hereinafter referred to as “Siemens”-

Article 1- Definitions

1.1	“Contract Products” shall mean Devices processed by Supplier according to the Processing Specification and packed according to the Packing Specification.

1.2	“Devices” shall mean semiconductor devices defined in an Individual Agreement delivered by Siemens or its Subsidiaries for processing by Supplier.

1.3	“Effective Date” shall mean the date on which this Agreement enters into force.

1.4	“Equipment” shall mean machinery and testing facilities suitable for the processing of Devices which may be consigned from Siemens to Supplier.

1.5	“Packing Specification” shall mean the specification according to which the Contract products shall be packaged by Supplier. The Packing Specification shall be attached to the respective Individual Agreement.

1.6	“Processing Specification” shall mean the specification for processing of Devices as well as specific quality requirements agreed upon in written form between the Parties. For each type of Devices or a family of devices a Processing Specification shall be agreed be agreed upon between the Parties. The Processing Specification shall be attached to the Individual Agreement dealing with the respective Devices.

1.7	“Requirements for Quality Assurance” shall mean the quality requirements for processing of Devices attached to the Individual Agreement including any future updates or modifications thereof.

1.8	“Siemens Information” shall mean all such technical Information as well as know-how and software (which are given orally, in writing or in other tangible forms) as necessary for the processing of devices and available at Siemens , which technical information and know-how Siemens will submit to Supplier according to the provisions of this Agreement.

1.9	“Special Tooling” shall mean Siemens specific tools suitable for the processing of devices which may be consigned from Siemens to Supplier.

1.10	“Subsidiary” shall mean a corporation, company or other entity:

More than fifty percent (50%) of whose outstanding shares ore securities (representing the right to vote for the election of directors or other managing authority) are, now or hereafter, owned or controlled, directly or indirectly, by a Party hereto, or

Which does not have outstanding shares ore securities, as may be the case in a partnership, joint venture or unincorporated association, but more than fifty percent (50%) of whose ownership interest representing the right to make the decisions for such corporation, company or other entity is, now or hereafter, owned or controlled, directly or indirectly by a Party hereto.

Article 2 – Scope of Work

2.1	Subject to the terms and conditions of this Agreement and the respective Individual Agreement to be executed for each Device or family of Devices Supplier shall – in accordance with and under use of the applicable Processing Specification and the Requirements for Quality Assurance – process and pack Devices according to the specifications using the materials defined in an Individual Agreement.

2.2	Subject to Siemen’s prior written consent, Supplier may use one of its subsidiaries for performing the work as sot forth in Section 2.1 above. The Subsidiary and the place, where the work according to Section 2.1 above will be performed have to be fixed in the respective Individual Agreement and shall not be changed without Siemen’s prior written consent.

2.3	In the case of technical problems arising in the processing of Devices, especially with regard to yield and/or quality, Supplier shall inform Siemens immediately in writing. Notwithstanding any with Siemens may have, Siemens is at its own costs prepared to assist Supplier to a reasonable extent in solving the above mentioned problems.

2.4	The Parties shall name a technical coordinator in each Individual Agreement.

Article 3- Qualification Procedure

Prior to the start of volume processing of each type of Device or a family of Devices the Parties shall conduct a qualification procedure. The details are to be fixed in the respective Individual Agreement. The qualification procedure involves inspection of the processing line by Siemens or its Subsidiaries.

Article 4- Siemens Information

4.1	Siemens shall provide supplier with the Siemens Information in the same form as available at Siemens in the English language. The details are to be fixed in the respective Individual Agreement.

4.2	Supplier may use Siemens Information supplied under this Agreement only for the purposes set forth in this Agreement and shall not use Siemens Information for any other purposes, even not for internal purposes.

Article 5- Delivery of Devices by Siemens

5.1	Siemens or a Subsidiary of Siemens will deliver to Supplier as set forth in an Individual Agreement the quantity of devices necessary to fulfill Supplier’s obligations. The Devices shall be delivered by special carriers. The Supplier undertakes to return such special carriers to the address specified by Siemens or its Subsidiaries. Freight costs incurred in connection with the return of such special carriers shall be borne by Siemens or its Subsidiaries.

5.2	Supplier shall inform Siemens or its subsidiaries immediately in writing of defective Devices and shall return such defective devices to Siemens or its Subsidiaries. On written request of siemens or its Subsidiaries Supplier shall destroy the defective Devices and confirm the destruction in writing. All costs resulting therefrom shall be borne by Siemens or its Subsidiaries.

Article 6- Consignment of Equipment and Special Tooling

6.1	Siemens may consign to Supplier Equipment or Special Tooling which is required for the purposes of this Agreement. Title to such equipment and Tools shall vest in Siemens. Supplier shall acknowledge the consignment of Equipment or Special Tooling within two weeks of its installation and with effect of such acknowledgment, Supplier shall be responsible for the maintenance and repair of such Equipment and Special Tooling fair wear and tear excepted.

Siemens may conduct physical inventory checks of such equipment and Special Tooling.

6.2	Supplier shall use such Equipment and Special Tooling only in the performance of this Agreement, an Individual Agreement or Purchase Orders placed hereunder unless otherwise approve by Siemens.

6.3	Suppler shall clearly mark such Equipment and Special Tooling as property of Siemens and shall indemnify siemens for all damages of Equipment and Special Tolling belonging to Seimens.

6.4	The Supplier shall not modify or upgrade the Equipment or Special Tooling in any manner without prior written approval of Siemens.

6.5	After the termination or completion of this Agreement, the respective Individual Agreement or Purchase Order placed hereunder Supplier will upon request of Siemens provide a list of Equipment and Special Tooling in the form requested and shall return Equipment and Special Tooling in the same condition as it had been at the time of consignment.

Article 7- Quality Assurance

7.1	Supplier shall submit to Siemens its official quality assurance manual and workmanship standard and shall use and maintain such standard. Siemens may request alterations to the quality assurance manual and workmanship standard reasonable in order to improve the overall product quality of the Contract Products. The responsibility for such quality assurance manual and workmanship standard, however, shall in any case rest with Supplier.

7.2	Supplier shall allow siemens and its Subsidiaries direct access to its system monitoring process of Contract Products by dataline. Each Party shall bear the costs for such a data link arising at its side.

7.3	Supplier shall provide and maintain an inspection system to be approved by Siemens. Records of all inspections shall be delivered to Siemens together with each lot of Contract Products and shall be kept complete and available for review by Siemens at any time. The access of data shall be made possible on request within 24 hours. The data retention period is specified in the Individual Agreement.

7.4	If during the term of an Individual Agreement the actual yield is below the guaranteed yield set forth in the respective Individual Agreement. Supplier shall immediately inform Siemens in writing and Siemens and suppler shall compensate Siemens for the damage of the Devices. The amount of compensation shall be calculated in accordance with the formula specified in the Individual Agreement.

7.5	Upon request of Siemens or its Subsidiaries, Supplier is prepared to allow Siemens or its Subsidiaries and Supplier’s Subsidiaries. If the audit results are negative and corrective actions are denied Siemens has – notwithstanding any other right Siemens have – the right to terminate the Basic Agreement and/or the respective Individual Agreement concerned on immediate effect. Siemens’ personnel and that of its Subsidiaries are allowed to enter all premises which are used by Supplier or its Subsidiaries in order to fulfill the obligations under this Agreement or an Individual Agreement and to observe all Contract Product related operations and documentation provided proper written notice is given duly in advance.

7.6	Upon request of Siemens, Supplier is prepared to allow the delegation of a reasonable number of qualified engineers to Suppler for the term of this Agreement. Notwithstanding the fact that at all times it is Supplier’s sole responsibility to comply with the terms of this Agreement and the Individual Agreements, these engineers shall assist supplier in fulfilling its obligations under this Agreement. All costs resulting form such Delegation shall be borne by Siemens. Further details (e.g. number and qualification of the engineers) shall be agreed upon in writing separately.

7.7	All further details regarding quality assurance are laid down in the Requirements for Quality Assurance and the respective Individual Agreement.

Article 8- Changes of the Specifications

8.1	In case Siemens requests changes of the Processing Specification, Supplier has to comply with such change request and to evaluate its consequences. Supplier will inform Siemens within 20 working-days of the result of such evaluation in writing. The Parties shall discuss in good faith the price for such changes.

8.2	In the event Supplier proposes to deviate from the Processing Specification or the requirements for Quality Assurance, Supplier shall inform siemens thereof in writing. Siemens may approve or disapprove such modifications or change request and shall inform Supplier in writing about its decision. Siemens and its subsidiaries will then determine how many units of the ordered number of Contract Products shall be shipped without the modifications or changes until first shipment takes place according to the new revision level.

8.3	If the Processing Specification is changed Suppler and Siemens shall – on written request of Siemens – perform a new Qualification Procedure according to Article 3 above.

Article 9- Blanket Purchase Orders, Demand Plan

The scope of Suppler’s delivery and the purchase obligations of Siemens and/or its subsidiaries shall depend on the Blanket Purchase Orders and written Demand Plan place by Siemens and/or its subsidiaries in writing. The detailed procedure shall be fixed in the Individual Agreement.

Article 10- Delivery of Contract Products

10.1	Delivery of Contract Products shall be effected as set forth in the Individual Agreement.

10.2	On request of Siemens and/or its Subsidiaries and on terms and conditions to be set for the in each Individual Agreement Supplier is prepared to accept fast track orders. The term of delivery with respect to normal and fast track is set forth in the Individual Agreement.

Article 11- Default

11.1	If any circumstances should arise, which could result in a delayed delivery to Siemens or its Subsidiaries, Supplier shall promptly notify Siemens or its Subsidiaries in writhing.

11.2	If Supplier is, except by reasons of Force Majeure as set forth in Article 16 hereof or delayed delivery of Devices, in default with the delivery of Contract Products, Siemens or its Subsidiaries shall serve written notice (hereinafter: “Notice”) to Supplier stating customer, quantities,, due date and details of Contract Products being in default, Siemens may claim liquidated damages as set forth in the Individual Agreement.

In addition to these rights, after a period of one month after serving Notice to Supplier Siemens or its Subsidiaries may cancel the Blanket Purchase Order wholly or in part without incurring any liability, and shall reorder the quantities according to their needs after termination of the circumstances interrupting the delivery.

Article 12- Prices and Terms of Payment

Prices for the Contract Products and terms of payment are stated in the Individual Agreement or Purchase Order and include appropriate packing. Payment of invoices shall not constitute acceptance of the Contract Products. Invoices shall be addressed to such addresses as set forth in the respective individual Agreement.

Article 13 – Warranty/Defects of Epidemic Nature

13.1	Supplier represents and warrants that the Contract Products conform with the Processing and Packing Specifications and the Requirements for Quality Assurance and are free from defects in material and workmanship.

13.2	The warranty period for the Contract Products shall end 24 months after the delivery to customers of Siemens but in any case not later than twelve months from the date of receipt of the Contract Products by Siemens or its Subsidiaries.

13.3	If any Contract Product supplied by Supplier hereunder fails to conform with this warranty Supplier shall replace the defective Contract Products free of charge for Siemens. Supplier shall pay to Siemens and its Subsidiaries the costs of the Devices (Including the cost for transportation) which are necessary to replace the defective Contract Products.

The costs of returning defective Contract Products to Supplier and the expenses required for resending Contract Products to Siemens shall be borne by Supplier

13.4	If defects or failures appear to be of epidemic nature, Supplier shall without delay take appropriate actions to remedy such defects in agreement with Siemens. Supplier shall immediately inform Siemens about his actions to be taken. Epidemic failure shall mean a factory failure rate or field return rate as defined in the Individual Agreement. Pending the correction of the epidemic failure, Siemens and its Subsidiaries shall be entitled to postpone the delivery or cancel any outstanding orders.

Supplier shall pay to Siemens the costs of the Devices (including the cost for transportation) which are necessary to replace the defective Contract Products and shall replace free of charge all the defective Contract Products notified by Siemens or its Subsidiaries to Supplier.

The warranty for epidemic failures shall end two (2) years from the date of receipt of Contract Products by Siemens.

Article 14 – Patent Indemnity and Liability

14.1	If a third party raises justified claims against Siemens or its Subsidiaries for infringement of intellectual property rights or copy rights (all together hereafter referred to as “Protective Rights”) by Contract Products provided that such claims do not refer to the Siemens Information, Supplier shall indemnify and hold harmless siemens or its Subsidiaries against any costs, claims, expenses and damages caused by Protective Right infringement by the Contract Product.

Claims shall be deemed justified only if the are acknowledged as such by seller or finally adjudicated as such by a court of competent jurisdiction.

14.2	The obligations of Supplier mentioned in Section 14.1 above apply under the precondition that Siemens or its Subsidiaries inform Supplier without delay in writing of any claims for infringement of Protective Rights, do not accept on their own any such claims and conduct any disputes, including settlements out of court, only in agreement with Seller.

14.3	Supplier shall indemnify and hold harmless Siemens and its Subsidiaries against any costs, claims, expenses and damages due to any product liability caused by defects in the Contract Products Supplier is responsible for.

14.4	Supplier warrants that all Contract Products delivered to Siemens comply with the applicable laws, ordinances, and other rules of the Federal Republic of Germany and the European Union concerning the protection of the environment and public health.

Suppler shall indemnify and hold Siemens or its Subsidiaries against any costs, claims, expenses and damages resulting from Supplier’s violation of such laws, ordinances and rules.

Article 15 – Confidentiality

15.1	Supplier will keep secret – even after termination of this Agreement – with respect to third parties all Siemens Information furnished hereunder. Supplier shall limit internal access to Siemens information to officers or employees who have a need to know the Siemens Information for the purpose of this Agreement. Supplier shall treat the Siemens Information with the same degree of care, which companies adopt to protect their own confidential information but no less than a reasonable degree of care.

15.2	Prior to disclosure of any Siemens Information to its officers or employees, Supplier shall inform them of their duties of confidentiality and if there does not exist a general written confidentiality agreement, Supplier shall obtain from such persons written confidentiality agreements.

15.3	Any Siemens Information which Supplier can demonstrate

•	is known to or is in the possession of Supplier prior to transmission by Siemens without obligation of confidentiality as proven by Supplier’s written records, or

•	became legally available to Supplier from a source other than Siemens without obligation of confidentiality or has been passed into the public domain other than by breach of this Agreement, or

•	is independently developed by Supplier as proven by Supplier’s written records, or

•	the disclosure of which is expressly authorized by Siemens shall not be subject to the above confidentiality provisions.

Article 16 – Force Majeure

Neither Party shall be liable to the other for failure or delay in the performance of any of its obligations under this Agreement for the time and to the extent such failure or delay is caused by Force Majeure such as, but not limited to, riots, civil commotions, wars, hostilities between nations, governmental laws, orders or regulations, actions by the government or any agency thereof, storms, fires, sabotages, explosions or any other contingencies beyond the reasonable control of the respective party. In such events, the affected Party shall immediately inform the other part of such circumstances together with documents of proof and the performance of obligations hereunder shall be suspended during, but not longer than, the period of existence of such cause and the period reasonably required to perform the obligations in such cases.

Should, however, a circumstance of Force Majeure continue for a period of more than sixty (60) days, then either Party has the right to forthwith terminate this Agreement, the respective Individual Agreement, and Purchase Order by registered letter.

Article 17 – Term and Termination

17.1	This Agreement becomes effective upon its execution by both Parties. It shall be in effect for a period of five (5) years and shall be extended automatically by periods of one year each unless terminated by written notice to the end of such five years or the end of an extension period. The term of notice shall be six (6) months or as stated in the Individual Agreement.
17.2	This Agreement may by written notice be prematurely terminated with immediate effect by the Party having such rights as herein provided – and notwithstanding any other rights such Party may have – upon the occurrence of either one or more of the following events stated below:

•	By either Party in the event that the other Party voluntarity files a petition in bankruptcy or has such a petition involuntarily filed against it or is placed in an insolvency proceeding or if any assignment for the benefit of its creditors is made.

The aggrieved party shall, without delay, inform the other Party in writing of the occurrence of any one of the events mentioned above.

•	By either Party in the event that the other Party has failed substantially in the performance of any material contractual obligation, provided that such default is not remedied to the other Party’s satisfaction, within thirty (30) days after written notice to the other Party specifying the nature of such default and requiring remedy of the same.

Article 18 – Provisions covering the time after termination

18.1	In the event of termination of this Agreement and/or an Individual Agreement hereunder Siemens shall take and Supplier shall be obliged to deliver all quantities of Contract Products ordered by Siemens and acknowledged by Supplier prior to the effective date of termination and on terms and conditions as set forth in the individual Agreement.

18.2	In case of termination of this Agreement Supplier shall, upon respective written request by Siemens,

•	immediately stop to use any Siemens Information unless other wise agreed upon in writing, and

•	return all Siemens Information received in writing, as well as all copies made of such Siemens Information, and

•	certify by written statement that no copies of Siemens Information have been retained by Supplier.

18.3	Articles 13, 14, 15, 19, 20 shall survive the termination of this Agreement.

Article 19-Arbitration

19.1	Any differences or disputes arising out of or in connection with this Agreement shall be finally settled under the Ruled of Arbitration of the International Chamber of Commerce in Paris (“Rules”) by three arbitrators appointed in accordance with the Rules.

19.2	The place of arbitration shall be Manila if Supplier is the defendant, and Munich if Siemens is the defendant. The procedural law of this place shall apply where the Rules are silent. The arbitrage award shall be substantiated in writing. The arbitrage tribunal shall also decide on the matter of costs of the arbitration. The language of the arbitration shall be English.

Article 20- Substantive law

All disputes shall be in accordance with the provisions of this Agreement and all other agreements regarding its performance, otherwise in accordance with the substantive law in force in Switzerland without reference to its conflict of law provisions. The United Nations Convention on Contracts for the International Sale of Goods of April 11, 1980 shall not apply.

Article 21- Miscellaneous

21.1	For the Purchase Orders placed by Siemens or its Subsidiaries under this Agreement no other conditions than those specified herein and in the respective Individual Agreement shall be applicable.

21.2	All changes and amendments to this Agreement must be in writing to be valid. This requirement of written form can only be waived in writing.

21.3	Notices and communications between Supplier and Siemens shall be given in writing in English language to the following addresses of the Parties or to such other address as the Pary concerned may subsequently notify in writing to the other Party:

If to Supplier to: PSi Technologies, Inc

Electronics Avenue,

FTI Complex, Taguig

Metro Manila, Philippines.

If to Siemens to: Siemens or its Subsidiaries as specified in the respective Individual Agreement.

21.4	Supplier shall not be permitted to assign this Agreement, or parts thereof, or any right or obligation hereunder, wholly or partially to any third party without the prior written or consent of Siemens.

21.5	Should individual provisions of this Agreement be legally ineffective or unfeasible for legal reasons the validity of the remaining provisions of this Agreement shall not be affected thereby. In such a case the Parties shall come to an agreement approximating as closely as possible the arrangement originally envisaged in this Agreement.

21.7	Supplier is authorized to use the Simens logo, and trademark only to the extent necessary to meet the Processing Specification and/or Packing Specification. No other rights with respect to Siemens’ trademarks, trade names or brand names are conferred, either expressly or by implication upon Siemens.

21.8	When this Agreement becomes effective, it shall constitute the entire understanding and agreement between the Parties and shall insofar supersede and cancel all previous agreements, negotiations and commitments, either oral or written.

21.9	Siemens Information as well as supplies to be performed under this Agreement may be subject to governmental export regulations and therefore may be subject to the approval by the respective governmental authorities.

In Witness Whereof the Parties hereto have duly executed this Agreement.

Date: 7th September 1998	Date: 7th September 1998

PSi Technologies, Inc.	Siemens Aktiengesellschaft

/s/ Arthur J Young, Jr.	/s/ K. Platzoeder
Arthur J Young, Jr.	Dr. K. Platzoeder
President and Chief Operating Officer	Head of Backend Operations